                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13e-3 TRANSACTION STATEMENT
        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                                 Amendment No. 4

                             Medtronic VidaMed, Inc.
                                (Name of Issuer)

                             Medtronic VidaMed, Inc.
                                 Medtronic, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   926530 10 6
                      (CUSIP Number of Class of Securities)

            On behalf of Medtronic VidaMed, Inc. and Medtronic, Inc.:
                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                         710 Medtronic Parkway Northeast
                          Minneapolis, Minnesota 55432
                                  (612)514-4000
  (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A (S)(S)240.14A-1 through 240.14b-2), Regulation 14C (S)(S)240.14c-1 through 240.14c-101) or Rule 13e-3(c)
         (S)240.13e-3(c)) under the Securities Exchange Act of 1934 ("the
         Act").
b. [_] The filing of a registration statement under the Securities Act of 1933.
c.  [_]  A tender offer.
d.  [X]  None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]
Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*: $326,957,205    Amount of Filing Fee:  $65,392**
--------------------------------------------------------------------------------

* The transaction value for purposes of calculating the filing fee is $326,957,205. This amount is based on: (a) the product of (i) the 36,469,472 shares of VidaMed common stock that are proposed to be retired in the merger and (ii) the merger consideration of $7.91 per share of common stock, plus (b) $38,483,681 expected to be paid upon cancellation of all outstanding options and warrants.
** The amount of the filing fee paid equals one-fiftieth of one percent of the transaction value.

[X]      Check the box if any part of the fee is offset as provided by
         (S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:    $65,392
                        --------------------------------------------------------
Form or Registration No.:  Schedule 14A
                          ------------------------------------------------------
Filing Party:  Medtronic VidaMed, Inc., f/k/a VidaMed, Inc.
              ------------------------------------------------------------------
Date Filed:    January 9, 2002
            --------------------------------------------------------------------

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                        RULE 13E-3 TRANSACTION STATEMENT

INTRODUCTION

     This Amendment No. 4 to the Transaction Statement pursuant to Rule 13e-3, as amended, is a final amendment and is being filed jointly by Medtronic, Inc., a Minnesota corporation ("Medtronic"), and Medtronic VidaMed, Inc., a Delaware corporation wholly owned by Medtronic ("VidaMed" or, prior to the Merger described below, "VidaMed, Inc.", and, together with Medtronic, the "Filing Persons"), in connection with the Agreement and Plan of Merger, dated December 5, 2001 (the "Merger Agreement"), by and among VidaMed, Inc., Medtronic and VidaMed Acquisition Corp. which provides, among other things, for the merger of VidaMed Acquisition Corp. with and into VidaMed, Inc.

     On March 14, 2002, VidaMed, Inc. filed with the Securities and Exchange Commission ("SEC") a definitive proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Section 14(a) and Regulation 14A of the Act, relating to the special meeting of stockholders of VidaMed, Inc. on April 12, 2002. At the special meeting, the stockholders of VidaMed, Inc. voted in favor of a proposal to adopt and approve the Merger Agreement and approve the Merger. On April 12, 2002, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, VidaMed, Inc. has become a subsidiary of Medtronic and changed its name to "Medtronic VidaMed, Inc." Each outstanding share of common stock of VidaMed, Inc. was automatically cancelled and converted into the right to receive a cash payment of $7.91 per share. Each outstanding option or warrant to purchase shares of common stock of VidaMed, Inc. was automatically cancelled and converted into the right to receive a cash payment in the amount of $7.91 reduced by the exercise price of the option or warrant, respectively. To the knowledge of the Filing Persons, there were no stockholders of VidaMed, Inc. who demanded appraisal rights with respect to any shares of common stock of VidaMed, Inc.

     The original Rule 13E-3 Transaction Statement on Schedule 13E-3 and all subsequent amendments thereto were filed jointly by Medtronic, VidaMed, Inc. and VidaMed Acquisition Corp. This Amendment No. 4 is a final amendment to this
Schedule 13E-3 reporting consummation of the Merger. As a result of the Merger, the separate corporate existence of VidaMed Acquisition Corp. has ceased. Accordingly, this Amendment No. 4 is filed jointly only by Medtronic and VidaMed and, unless otherwise specified herein, all information contained herein with respect to VidaMed Acquisition Corp. and VidaMed speaks as of the time preceding the effective time of the Merger.

     The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. The cross-reference sheet which follows shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3.

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Item 1.                                   Summary Term Sheet.

Item 1001 of Regulation M-A               The information set forth in the Proxy
                                          Statement under the caption "Summary
                                          Term Sheet" is incorporated herein by
                                          reference.


Item 2.                                   Subject Company Information.

Item 1002 of Regulation M-A

(a) VidaMed is the subject company. The information set forth in the Proxy Statement under the caption "Summary Term Sheet - The Companies" is incorporated herein by reference.

(b) Upon consummation of the Merger on April 12, 2002, VidaMed Acquisition Corp. merged with and into VidaMed, Inc. with VidaMed continuing as the surviving corporation and becoming a wholly owned subsidiary of Medtronic. Therefore, Medtronic holds 100% of the outstanding shares of capital stock of VidaMed.

(c), (d)                                  The information set forth in the
                                          Proxy Statement under the caption
                                          "Common Stock Market Price and
                                          Dividend Information" is incorporated
                                          herein by reference. Effective as of
                                          the close of business on April 12,
                                          2002, the common stock of VidaMed,
                                          Inc. ceased to be traded on the Nasdaq
                                          National Market.

(e)                                       N/A.

(f) The information set forth in the Proxy Statement under the caption "Other Common Stock Information" is incorporated herein by reference.

                                          On April 12, 2002, the Merger was
                                          consummated in accordance with the
                                          terms of the Merger Agreement. As a
                                          result of the Merger, VidaMed, Inc.
                                          has become a subsidiary of Medtronic
                                          and changed its name to "Medtronic
                                          VidaMed, Inc." Each outstanding share
                                          of common stock of VidaMed, Inc. was
                                          automatically cancelled and converted
                                          into the right to receive a cash
                                          payment of $7.91 per share. Each
                                          outstanding option or warrant to
                                          purchase shares of common stock of
                                          VidaMed, Inc. was automatically
                                          cancelled and converted into the right
                                          to receive a cash payment in the
                                          amount of $7.91 reduced by the
                                          exercise price of the option or
                                          warrant,

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                                          respectively.

Item 3.                                   Identity and Background of Filing
                                          Person.

Item 1003 of Regulation M-A

(a) through (c)                           The information set forth in the Proxy
                                          Statement under the captions "Summary
                                          Term Sheet - The Companies",
                                          "Information Regarding VidaMed" and
                                          "Information Regarding Medtronic and
                                          VidaMed Acquisition Corp." is
                                          incorporated herein by reference.

                                          As a result of the consummation of the
                                          Merger on April 12, 2002, VidaMed
                                          Acquisition Corp. merged with and into
                                          VidaMed, Inc. with VidaMed continuing
                                          as the surviving corporation. The
                                          separate corporate existence of
                                          VidaMed Acquisition Corp. ceased. In
                                          accordance with the terms of the
                                          Merger Agreement, the directors of
                                          VidaMed Acquisition Corp. immediately
                                          prior to the effective time of the
                                          Merger continued after the Merger as
                                          directors of the surviving
                                          corporation, and the officers of
                                          VidaMed, Inc. immediately prior to the
                                          effective time of the Merger continued
                                          after the Merger as officers of the
                                          surviving corporation until the due
                                          election or appointment of their
                                          respective successors.

                                          Medtronic as the sole shareholder of
                                          VidaMed reconstituted the board of
                                          directors of VidaMed promptly
                                          following the Merger. VidaMed's
                                          directors are Robert L. Ryan, David J.
                                          Scott and Gary L. Ellis. The board
                                          elected the following officers of
                                          VidaMed:

                                          Scott R. Ward          President
                                          Robert L. Ryan         Vice President
                                                                 and CFO
                                          David J. Scott         Vice President
                                                                 and Secretary
                                          Gary L. Ellis          Vice President,
                                                                 Controller,
                                                                 Treasurer
                                          Margaret Osborne       Vice President
                                          Martha Goldberg Aronson
                                                                 Vice President
                                          Carol E. Malkinson     Assistant
                                                                 Secretary

                                          Scott R. Ward (42) has been President
                                          of Medtronic Neurological, Spinal,
                                          Diabetes and ENT since 2000. In 2002,
                                          Mr. Ward was also named Senior
                                          Corporate Vice President of Medtronic.
                                          Prior to the aforementioned, Mr. Ward
                                          was Vice President and General Manager
                                          of Medtronic Drug Delivery Business
                                          since 1995.


                                          Martha Goldberg Aronson (34) was named
                                          Vice President and General Manager for
                                          Gastroenterology/Urology of

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                                          Medtronic Neurological in 2001.
                                          Ms. Aronson was the U.S. Business
                                          Director for Medtronic InterStim from
                                          1997 to 1999 and Director of Marketing
                                          for Medtronic Coronary Vascular from
                                          December 1996 to November 1997.

                                          Information provided about the other
                                          directors and officers in the Proxy
                                          Statement under the caption
                                          "Information regarding Medtronic and
                                          VidaMed Acquisition Corp." is hereby
                                          incorporated by reference.

Item 4.                                   Terms of the Transaction.

Item 1004 of Regulation M-A

(a) The information set forth in the Proxy Statement under the captions "The Merger Agreement," "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger," "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger," "Information Concerning the Special Meeting - Vote Required," "Special Factors - Accounting
                                          Treatment", "Special Factors - U.S.
                                          Federal Income Tax Consequences," and
                                          in Appendix A is incorporated herein
                                          by reference.

(c) The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Merger" and "Special Factors - Interests of VidaMed's Directors and Officers in the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "Appraisal Rights" and in Appendix C is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" is incorporated herein by reference.

(f)                                       N/A.

Item 5.                                   Past Contacts, Transactions,
                                          Negotiations and Agreements.

Item 1005 of Regulation M-A

(a)                                       The information set forth in the Proxy
                                          Statement under the

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                                          caption "Other Common Stock
                                          Information" is incorporated herein by
                                          reference.

                                          At the special meeting on April 12,
                                          2002, the stockholders of VidaMed,
                                          Inc. voted in favor of a proposal to
                                          adopt and approve the Merger Agreement
                                          and approve the Merger. On April 12,
                                          2002, the Merger was consummated in
                                          accordance with the terms of the
                                          Merger Agreement. As a result of the
                                          Merger, VidaMed, Inc. has become a
                                          subsidiary of Medtronic and changed
                                          its name to "Medtronic VidaMed, Inc."
                                          Each outstanding share of common stock
                                          of VidaMed, Inc. was automatically
                                          cancelled and converted into the right
                                          to receive a cash payment of $7.91 per
                                          share. Each outstanding option or
                                          warrant to purchase shares of common
                                          stock of VidaMed, Inc. was
                                          automatically cancelled and converted
                                          into the right to receive a cash
                                          payment in the amount of $7.91 reduced
                                          by the exercise price of the option or
                                          warrant, respectively. To the
                                          knowledge of the Filing Persons, there
                                          were no stockholders of VidaMed, Inc.
                                          who demanded appraisal rights with
                                          respect to any shares of common stock
                                          of VidaMed, Inc.

(b) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Special Factors - Relationship between VidaMed and Medtronic" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "The Merger Agreement - Promissory Note and Security Agreement" is incorporated herein by reference.

Item 6.                                   Purposes of the Transaction and Plans
                                          or Proposals.

Item 1006 of Regulation M-A

(b) The information set forth in the Proxy Statement under the captions "Special Factors - Plans for VidaMed after the Merger" and "The Merger Agreement - Exchange of Securities; Merger Consideration" is incorporated herein by reference.

(c)(1)-(8) At the special meeting on April 12, 2002, the stockholders of VidaMed, Inc. voted in favor of a proposal to adopt and

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                                 approve the Merger Agreement and approve the
                                 Merger. On April 12, 2002, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, VidaMed, Inc. has become a subsidiary of Medtronic and changed its name to "Medtronic VidaMed, Inc." Each outstanding share of common stock of VidaMed, Inc. was automatically cancelled and converted into the right to receive a cash payment of $7.91 per share. Each outstanding option or warrant to purchase shares of common stock of VidaMed, Inc. was automatically cancelled and converted into the right to receive a cash payment in the amount of $7.91 reduced by the exercise price of the option or warrant, respectively. To the knowledge of the Filing Persons, there were no stockholders of VidaMed, Inc. who demanded appraisal rights with respect to any shares of common stock of VidaMed, Inc. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger," "Information Regarding Medtronic and VidaMed Acquisition Corp," "Special Factors - Plans for VidaMed after the Merger" and "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger" is incorporated herein by reference.

Item 7.                          Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" and "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" and "Special Factors - Medtronic's Purpose, Reasons for and Structure of the Merger" is incorporated herein by reference.

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(d)                              The information set forth in the Proxy
                                 Statement under the captions "Special
                                 Factors - Effects of the Merger," "Special
                                 Factors - Interests of VidaMed's Directors and Officers in the Merger," "Special Factors - Plans for VidaMed After the Merger," and "Special Factors - U.S. Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.                          Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) and (b)                      The information set forth in the Proxy
                                 Statement under the captions "Special Factors -
                                 Recommendation of the Board of Directors and Reasons for the Merger" and "Special Factors -
                                 Position of Medtronic as to Fairness of Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - Vote Required" and "Information Concerning the Special Meeting - Vote Required" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" is incorporated herein by reference.

(e) and (f)                      The information set forth in the Proxy
                                 Statement under the captions "Special Factors -
                                 Background of the Merger" and "Special Factors-
                                 Recommendation of the Board of Directors and Reasons for the Merger" is incorporated herein by reference.

Item 9.                          Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) and (b)                      The information set forth in the Proxy
                                 Statement under the captions "Special Factors -
                                 Opinion of VidaMed's Financial Advisor,"
                                 "Special Factors - Position of Medtronic as to
                                 Fairness of the Merger," and "Financial
                                 Projections" is incorporated herein by
                                 reference.

(c) The written fairness opinion provided by Banc of America Securities LLC is attached to VidaMed's definitive proxy statement as Appendix B.

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Item 10.                         Source and Amounts of Funds or Other
                                 Consideration.

Item 1007 of Regulation M-A

(a) The information set forth in the Proxy Statement under the caption "Special Factors - Source of Funds" is incorporated herein by reference.

(b)                              N/A.

(c) The information set forth in the Proxy Statement under the caption "Special Factors - Fees and Expenses" is incorporated herein by reference.

(d)                              N/A.

Item 11.                         Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) and (b)                      At the special meeting on April 12, 2002, the
                                 stockholders of VidaMed, Inc. voted in favor of a proposal to adopt and approve the Merger
                                 Agreement and approve the Merger. On April 12,
                                 2002, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, VidaMed, Inc. has become a wholly-owned subsidiary of Medtronic and changed its name to "Medtronic VidaMed, Inc."
                                 Each outstanding share of common stock of VidaMed, Inc. was automatically cancelled and converted into the right to receive a cash payment of $7.91 per share. Each outstanding option or warrant to purchase shares of common stock of VidaMed, Inc. was automatically cancelled and converted into the right to receive a cash payment in the amount of $7.91 reduced by the exercise price of the option or warrant, respectively. To the knowledge of the Filing Persons, there were no stockholders of VidaMed, Inc. who demanded appraisal rights with respect to any shares of common stock of VidaMed, Inc.


                                 The information set forth in the Proxy
                                 Statement under the captions "Other Common
                                 Stock Information" and "Security Ownership of Principal Stockholders and Management of VidaMed" is incorporated herein by reference.

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Item 12.                         The Solicitation or Recommendation.

Item 1012 of Regulation M-A

(d) and (e)                      The information set forth in the Proxy
                                 Statement under the caption "Summary Term
                                 Sheet - Security Ownership of Management,"
                                 "Information Concerning the Special Meeting -
                                 Security Ownership of Management," and "Special
                                 Factors - Recommendation of the Board of
                                 Directors and Reasons for the Merger" is incorporated herein by reference.

Item 13.                         Financial Statements.

Item 1010 of Regulation M-A

(a) The information set forth in the Annual Report of VidaMed, Inc. on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "Special Factors - Recommendation of the Board of Directors and Reasons for the Merger" and "Selected Historical Consolidated Financial Data" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption "Pro Forma Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A

                                 The information set forth in the Proxy
                                 Statement under the caption "Information
                                 Concerning the Special Meeting - Proxy
                                 Solicitation Costs" is incorporated herein by reference.

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Item 15.                         Additional Information.

Item 1011(b) of Regulation M-A

                                 The information set forth in the Proxy
                                 Statement under the caption "Summary Term Sheet
                                 - Stockholder Lawsuits Challenging the Merger" and "Special Factors - Stockholder Lawsuits Challenging the Merger" is incorporated herein by reference.

Item 16.                         Exhibits.

Item 1016(a)-(d), (f), (g) of
Regulation M-A

(a)(2) and (3)                   The Proxy Statement is hereby incorporated by
                                 reference.

(b)                              N/A.

(c) The Fairness Opinion of Banc of America Securities LLC, attached as Appendix B to the Proxy Statement, is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "The Merger Agreement - Promissory Note and Security Agreement" is incorporated herein by reference.

(f) The information set forth in the Proxy Statement under the caption "Appraisal Rights" and Section 252 of the Delaware General Corporation Law, attached as Appendix C to the Proxy Statement, are incorporated herein by reference.

(g)                              N/A.

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                                   SIGNATURES

         After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 12, 2002                 MEDTRONIC VIDAMED, INC.


                                     By: /s/ David J. Scott
                                     -------------------------------------------
                                       David J. Scott
                                       Vice President and Secretary

Date: April 12, 2002                 MEDTRONIC, INC.


                                     By  /s/ David J. Scott
                                     -------------------------------------------
                                       David J. Scott
                                       Senior Vice President and General Counsel

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